1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2008

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 4, 2008	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

For better corporate governance purposes and full compliance with the relevant PRC laws and regulations, the Board announced on 18 July 2008 that it resolved, among other things, to seek Shareholders’ approval for the proposed amendments of articles 63, 64, 218 and 219 of the Articles of Association at the EGM. On 24 October 2008, the Board further announced that it resolved, among other things, to seek Shareholders approval for the proposed amendments of articles 66, 166, 171 and 202 of the Articles of Association at the EGM.

The proposed amendments to the Articles of Association are subject to approval of the Shareholders by way of passing a special resolution to be proposed at the EGM.

A circular containing, among other things, details of the proposed amendments to the articles of Association and a notice of the EGM will be despatched to the Shareholders as soon as possible.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

For better corporate governance purposes and full compliance with the China Securities Regulatory Commission’s notice on regulating funds between listed companies and associated parties and the provision of external guaranties by listed companies, the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) announced on 18 July 2008 that it resolved, among other things, to seek Shareholders’ approval for the proposed amendments of articles 63, 64, 218 and 219 of the Articles of Association at the EGM. On 24 October 2008, the Board further announced that it resolved, among other things, to seek Shareholders approval for the proposed amendments of articles 66, 166, 171 and 202 of the Articles of Association at the EGM.

Details of the proposed amendments to the Articles of Association are set out as follows:

1. Articles 63 and 64

Two new articles shall be added immediately after Article 62, the text of which are set out below:

Article 63

“In operational fund transactions between the controlling shareholder of the Company and its related parties, appropriation of funds of the Company shall be strictly restricted. The controlling shareholder of the Company and its related parties shall not require the Company to pay advance fees such as salary, benefits, insurance, advertising, and they shall not undertake costs and other expenses on each other’s behalf.”

Article 64

“The Company shall establish a special system to prevent the appropriation of assets of the Company by the controlling shareholder of the Company and its related parties. The Company shall conduct periodic self-inspections as to whether the controlling shareholder of the Company and its related parties have engaged in non-operational appropriations of funds of the Company and report such matters to the relevant regulatory authorities within 10 business days before publication of its quarterly- reports, interim reports and annual reports.

If there are non-operational appropriations of funds of the Company conducted by the controlling shareholder of the Company and the Company fails to prevent such appropriations of funds or fails to recover such funds so appropriated in a timely manner, the Board shall be entitled to realize the repayment of such by, among others, applying to a court for an injunction and auction of equities of the Company held by its controlling shareholder.”

2. Article 66

A new sub-paragraph, reading as follows, is proposed to be added as sub-paragraph number four under paragraph two of the original Article 66 relating to the provision of guarantees to subsidiaries which requires approvals in general meetings:

“(4) Provision of guarantee to any guaranteed party with an assets to liabilities ratio exceeding 70%.”

3. Article 166

A new paragraph, reading as follows, is proposed to be added to Article 166 as the second paragraph of that Article:

“The Board may establish special committees such as Strategic Committee, Audit Committee, Nomination Committee and Remuneration Committee as it deems appropriate. The special committees are to be comprised solely of Directors. The independent directors of the Company should take up the majority of the Audit Committee, the Nomination Committee and the Remuneration Committee and be responsible for as conveners of meetings. The members of the Audit Committee should have at least one independent director who is an accounting professional.”

4. Article 171

A new paragraph, reading as follows, is proposed to be added to Article 171 as the third paragraph of that Article:

“(3) Disclosure on provision of guarantee

The provision of external guarantee as approved by the Board or shareholders in general meetings should be disclosed in a preliminary report in a true, accurate, complete and timely manner. The obligation to disclose such matters should not be fulfilled by way of periodic reports.

The contents to be disclosed should include: (i) the respective resolutions passed by the Board or general meetings; (ii) the aggregate amount of external guarantee provided by the Company and its subsidiaries as at the date of disclosure; (iii) the aggregate amount of guarantees provided by the Company to its subsidiaries.

The above disclosure obligation should apply equally to the subsidiaries of the Company when providing external guarantees.

Within ten days upon the approval of the provision of external guarantee by the Company, the Company should file the relevant resolutions of the Board or the general meeting, minutes of the relevant meeting and financial statements of the guaranteed party with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission; and within ten days upon the signing of the guarantee agreement, file the relevant agreement(s) in respect of the external guarantee stamped with the Company’s chop with Shandong Provincial Securities Regulatory Bureau of the China Securities Regulatory Commission .”

5. Articles 202

Article 202 now reads as follows:

“The Supervisory Committee is to be comprised of five members, of which shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

Article 202 is proposed to be amended to read as follows:

“The Supervisory Committee is to be comprised of six members. Members of the Supervisory Committee should be comprised of shareholder representative supervisors and an appropriate proportion of employee representative supervisors. The number of employee representative supervisors should not be less than one-third of the total number of the members of the Supervisory Committee. Shareholders representative supervisors are elected and removed by general meetings and employee representative supervisors are elected and removed by democratic elections of the employees.”

6. Articles 218 and 219

Two new articles shall be added immediately after Article 217, the text of which are set out below:

Article 218

“Directors, supervisors and senior management of the Company shall have legal responsibilities and obligations with regard to the safe-keeping of the funds of the Company.

The Company shall not provide, directly or indirectly, funds to the controlling shareholder of the Company and its related parties in the following manner:

1.	To lend funds of the Company to the controlling shareholder and its related parties, irrespective of whether it is interest-free;

2.	To provide entrusted loan to related parties through banks or other financial institutions;

3.	To entrust the controlling shareholder of the Company and its related parties with investments;

4.	To issue commercial bill of exchange not substantiated by actual transactions for the controlling shareholder of the Company and its related parties;

5.	To repay debts for the controlling shareholder of the Company and its related companies; and

6.	In other manners prescribed by the China Securities Regulatory Commission.”

Article 219

“Shall directors, senior management of the Company assist, connive the controlling shareholder of the Company and its related parties to appropriate assets of the Company, the Board shall, subject to the seriousness of such events, take internal disciplinary actions, serve monetary punishments, pursue legal responsibilities against directly responsible persons; In case of serious events, the materially responsible senior management shall be removed from office, and such materially responsible director shall be proposed to the shareholders’ general meeting to be removed from office.

Shall there be events in which the controlling shareholder of the Company and its related parties have appropriated funds of the Company or its subsidiaries for non-operational purposes which impose adverse impacts on the Company, the Company shall, with reference to the preceding paragraph and subject to the seriousness of such events, impose punishments on such directly responsible person(s).”

The newly added articles will be numbered as Article 63, 64, 218 and 219, respectively. The existing article numbers and the relevant cross-referencing article numbers shall be renumbered accordingly after the proposed amendments.

RECOMMENDATION

The directors believe that the proposed amendments to the Articles of Association are in the best interest of the Company and its Shareholders and accordingly recommend the Shareholders to vote in favour of the resolution at the EGM.

A circular containing, among other things, details of the proposed amendments to the Articles of Association and a notice of the EGM will be despatched to the Shareholders as soon as possible.

By order of the Board
Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, PRC

4 November 2008

As at the date of this announcement, the Directors are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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